Exhibit 99.1

RESULTS OF THE ANNUAL GENERAL MEETING OF GRINDROD SHIPPING HOLDINGS LTD. HELD ON APRIL 25, 2024 (the “AGM”)

There were 19,685,590 ordinary shares in issue as at the date of the AGM. 16,704,984 ordinary shares, being 84.859% of the issued ordinary shares, were present or represented at the AGM, constituting a quorum.

At the AGM, the shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated March 28, 2024. All resolutions considered at the meeting were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

		For (1)		Against (1)		Abstentions (1)
		Number of shares	%(2)	Number of shares	%(2)	Number of shares	%(3)
Resolution number and details

Routine Business

1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended December 31, 2023 and the Auditor’s Report thereon.	16,643,327	99.855	24,088	0.145	37,569	0.225

2.	To re-appoint Dr. Kurt Ernst Moritz Klemme, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	16,640,524	99.827	28,793	0.173	35,667	0.214

3.	To re-appoint Mr. Cullen Michael Schaar, who retires pursuant to Regulation 106 of the Constitution, as a Director of the Company.	16,640,585	99.828	28,732	0.172	35,667	0.214

4.	To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2024 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$140,000; (ii) Directors’ fee of US$68,000; (iii) Committee Chairman’s fee of US$32,000; and (iv) Committee member’s fee of US$12,000.	16,628,317	99.595	67,614	0.405	9,053	0.054

5.	To re-appoint Deloitte & Touche LLP as the Auditors of the Company for the financial year ending December 31, 2024 and to authorize the Directors to fix their remuneration.	16,684,709	99.953	7,795	0.047	12,480	0.075

Special Business

6.	To approve the NED Compensation Program pursuant to which the NEDs concerned will be paid up to US$2,000 per diem, or a monthly retainer, or a flat retainer, always subject to a maximum of US$120,000 per annum per NED for any extraordinary work undertaken on behalf of the Company outside of the scope and time commitment contained in the letters of appointment for the NEDs.	16,621,402	99.553	74,676	0.447	8,906	0.053

7.	Ratification of Non-executive Directors fees for the new Safety and Technical Committee.	16,662,627	99.820	29,984	0.180	12,373	0.074

8.	Renewal of the Share Repurchase Mandate.	16,664,159	99.800	33,470	0.200	7,355	0.044

9.	Authority to issue and allot shares.	16,639,685	99.649	58,620	0.351	6,679	0.040

Special Resolution

10.	Amendment of Regulation 64 and Regulation 15 of the Constitution of the Company in relation to the change in quorum for general meetings.	16,624,011	99.729	45,113	0.271	35,860	0.215

Notes :

(1)	Whilst ordinary shares abstained from voting and broker non-votes count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes and broker non-votes.

(2)	Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions and broker non-votes.

(3)	Percentage is calculated as the votes abstained and broker non-votes divided by total ordinary shares represented at the AGM, being 16,704,984 ordinary shares.